EXHIBIT 99.1

Eurosatory 2014: RADA’s RPS-42 Tactical Volume Surveillance Radar System was Selected by the US Navy Office of Naval Research

The system was selected for the Ground-Based Air Defense (GBAD) Directed Energy (DE) On-The-Move (OTM) Development Program

Delivery of the system to the US Navy is planned for July 2014

Eurosatory 2014, June 16-20, Israel National Pavilion, Hall 6, Stand D571.

June 12 - RADA Electronic Industries Ltd. - a leading defense electronics contractor specialized in the development, production, and sale of Tactical Land Radars - announces the selection of its RPS-42 Tactical Volume Surveillance Radar System by the US Navy Office of Naval Research (ONR).  The system was selected for the Ground-Based Air Defense (GBAD) Directed Energy (DE) On-The-Move (OTM) Development Program as part of ONR’s plans to increase the US Marine Corps’ current low-altitude air-defense capabilities in dealing with new threats, specifically Unmanned Aerial Systems (UAS). Delivery of the system to the US Navy is planned for July 2014.

The GBAD DE OTM is a Future Naval Capability development program, aimed at  demonstrating a vehicle-mounted on-the-move short-range air-defense laser system to defeat Low Observable/Low Radar Cross Section (LO/LRCS) threats to Marine Corps forces, such as UAS.

RADA’s RPS-42 Tactical Volume Surveillance Radar System, based on its Multi-Mission Hemispheric Radar (MHR), detects, tracks and classifies micro and mini UAS (Groups 1&2) at ranges of up to 10km. It accurately tracks the threats up to very high elevation angles, operates on-the-move, and introduces unprecedented performance-to-price ratio. In addition to UAVs and short-range RAM (Rockets, Artillery and Mortars), the system also detects and tracks other aerial targets, including fighter and transporter aircraft, helicopters, etc.

The uniqueness of the RPS-42 system lies in its ability to detect exceptionally small, low and slow-flying UAS - categorized as significant tactical threats to maneuver forces - which cannot be detected by most existing air defense radars. Advanced VSHORAD systems, especially those based on Directed Energy, require compact tactical radars that are able to detect these and other threats, operate on-the-move, and provide vital real-time threat information to the fire control system. All these critical capabilities are provided by the RPS-42 system - delivering volume surveillance and detection of multiple threat types, including the smallest threats.

The MHR – an S Band, Software-Defined, Pulse-Doppler, AESA radar – is a digital radar platform which is GaN based and introduces sophisticated beam forming capabilities and advanced signal processing. It provides multiple missions on each radar platform and can combine C-UAS and C-RAM operational missions on the same radar, thus delivering ideal organic, tactical surveillance solutions for force protection systems.

According to Zvi Alon, RADA's CEO, "We are honored that our radars have been selected by the US Navy for such an advanced program. Investing massive R&D efforts have allowed us to offer our clients a unique system that can detect the smallest, low and slow-flying tactical threats. This important capability gives forces the time to initiate countermeasures, thus saving lives and accomplishing their combat missions. Both the MHR and the Compact Hemispheric Radar (CHR), which is used on combat vehicles for short-range protection applications, will be on display at Eurosatory 2014, and we invite you to learn more about the unique capabilities of these radar systems."

About RADA
RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sale of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems for air and land applications, and Avionics Systems and Upgrades.

Contact Details:
RADA
Dubi Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com
www.rada.com